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                                                                       EXHIBIT 5

                            iPrint Technologies, inc.
                                3073 Corvin Drive
                              Santa Clara, CA 95051

                                 August 12, 2002

Rod Brown, President and Chief Executive Officer
Brett Walter, Chairman of the Board
MadeToOrder.com, Inc.
318 Cambridge Ave
Palo Alto, CA 94306

Dear Brett and Rod:

         In consideration of (A) the time, effort and expense incurred by MadeToOrder.com, Inc. ("MTO") in negotiating a potential transaction with iPrint Technologies, inc. ("iPrint"), whereby MTO would acquire a majority of iPrint's assets and assume a majority of its liabilities from a mutually agreeable assignee, currently designated Sherwood Partners (the "Assignee"), following an assignment by iPrint for the benefit of its creditors pursuant to California state law to the Assignee (the "ABC Transaction"), and (B) the loan by MTO to iPrint of the principal amount of One Million Dollars ($1,000,000) pursuant to the Subordinated Secured Promissory Note dated August 12, 2002 (the "Note") and related Security Agreement (the "Loan"), iPrint hereby agrees that from the date hereof until the date that is the earlier of (1) one hundred eighty (180) days from the date hereof, or (2) the date the ABC Transaction, or any potential alternative or successor transaction between iPrint and MTO, is consummated or otherwise terminated pursuant to its own terms, as follows:

         (1) iPrint will not, nor will it permit any of its affiliates, their officers, directors, employees, or other agents, or any professional person whom it or any of such entities has retained, including the Assignee (the "iPrint Parties"), to do any of the following:

              (a) Solicit, initiate, encourage or in any way facilitate any inquires, proposal, negotiation or agreement from any corporation, partnership, person, group or other entity ("Third Party") concerning a possible merger, consolidation or other business combination involving iPrint or an acquisition of a substantial portion of iPrint's capital securities or a substantial portion of its assets ("Acquisition Transaction").

              (b) Negotiate, explore, or otherwise engage in discussions with any Third Party in furtherance of such inquiries, furnish information to any such entity or enter into any agreement, arrangement, or understanding with any such Third Party with respect to any Acquisition Transaction or which would require iPrint to abandon, terminate or fail to consummate the ABC Transaction, or any successor transaction thereto.

         (2) iPrint agrees that as of the date hereof all iPrint Parties shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to an Acquisition Transaction.

         (3) iPrint will notify you promptly in writing if any iPrint Party receives any inquiry, proposal, or other contact from a Third Party regarding an Acquisition Transaction or if

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MadeToOrder
August 12, 2002
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              any Third Party seeks to initiate or continue discussions or negotiations with an iPrint Party with respect to an Acquisition Transaction, and will identify such Third Party.

         (4) iPrint hereby represents and warrants to MTO that on August 9, 2002, the Board of Directors of iPrint (a) approved the Loan and the ABC Transaction, and (b) resolved to submit to iPrint shareholders a proposal to approve the ABC Transaction at a stockholder meeting to be held as soon as reasonably possible following the execution of final ABC transaction documents. Attached hereto as Exhibit A is a true, correct and complete copy of the resolutions duly adopted by the Board of Directors of iPrint on August 9, 2002. Such resolutions have not been amended or modified, are in full force and effect in the form adopted and are the only resolutions adopted by the Board of Directors or by any committee of or designated by the Board of Directors relating to the Loan, the ABC Transaction, and the other transactions contemplated thereby and hereby.

         (5) iPrint hereby represents and warrants to MTO that Monte D. Wood, Royal P. Farros, James D. Childers, each a stockholder of iPrint (collectively, the "Principal Stockholders"), together hold more than a majority of the outstanding shares of capital stock of iPrint, and have sole voting power of the common shares listed opposite each of their names in Exhibit A to the Stockholders Agreement and Irrevocable Proxy dated as of August 12, 2002 by and between MTO and the Principal Stockholders.

         (6) iPrint recognizes and acknowledges that in the event of a breach of any provision of this letter agreement, MTO will suffer injury, the scope and nature of which cannot be readily ascertained or determined. In the event (A) iPrint breaches any provision of this letter agreement, (B) iPrint fails to obtain stockholder approval of the ABC Transaction within ninety (90) days of the date hereof,
              (C) iPrint or the Assignee fail to execute a definitive agreement with MTO with respect to the ABC Transaction within ninety (90) days of the date hereof, or (D) iPrint or the Assignee enter into an agreement within three hundred sixty (360) days of the date hereof with a Third Party with respect to an Acquisition Transaction (a "Third Party Agreement"), iPrint hereby agrees to pay MTO, as liquidated damages and not as a penalty, the amount of Three Hundred Thousand Dollars ($300,000) (the "Liquidated Damages Amount"). The Liquidated Damages Amount is secured under the Security Agreement dated as of August 12, 2002, by and between MTO and iPrint (the "Security Agreement"). Reference is hereby made to the Security Agreement for a description of the nature and extent of the security for the Liquidated Damages Amount and MTO's rights with respect to such security. This provision shall not limit any other rights and remedies of MTO pursuant to the Note or the Security Agreement, and shall be binding on all successors and assigns of iPrint.

Very truly yours,


  /s/ Monte D. Wood
-------------------------------
Monte D. Wood
President and Chief Executive Officer
iPrint Technologies, Inc.

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MadeToOrder
August 12, 2002
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                                    EXHIBIT A

             AUGUST 9, 2002 RESOLUTIONS OF IPRINT BOARD OF DIRECTORS

         RESOLVED, that the Company shall immediately carry into effect a transaction with MadeToOrder, Inc. ("MTO") similar in form and substance to the transaction described in MTO's letters to the Company of August 5 and August 8, 2002, provided that: (i) as part of the transaction MTO will provide a loan of $1 million to the Company, and (ii) the Company's management determines that $750,000 of the loan will be funded by the close of business on August 12, 2002.

         RESOLVED FURTHER, that the officers of the Company are hereby authorized and directed, in the name and on behalf of the Company, to execute all such instruments, documents, and certificates, and to take all such action in connection with the resolution hereinabove adopted as they may deem necessary, advisable, or proper to effectuate the intent and accomplish the purpose of the resolution.